Mail Stop 3561

								March 24, 2006

BY U.S. MAIL and FACSIMILE  [ (317) 249 - 4607 ]

Mr. Cameron C. Hitchcock
  Executive Vice President and Chief Financial Officer
ADESA, INC.
13085 Hamilton Crossing Boulevard
Carmel, Indiana  46032

	Re:	ADESA, Inc.
		Item 4.01 Form 8-K
		Filed March 23, 2006
		File No. 1-32198

Dear Mr. Hitchcock:

	We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. An amendment to the Item 4.01 Form 8-K should be filed as noted below.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Cameron C. Hitchcock
ADESA, Inc.
March 24, 2006
Page 2

Item 4.01 Changes in Registrant`s Certifying Accountants

1. We note that PricewaterhouseCoopers, LLP`s engagement as your independent registered public accounting firm will end upon completion of its procedures on your March 31, 2006 interim financial statements and the Form 10-Q in which such interim financial statements will be included. As such, file an amendment to the Item
4.01 Form 8-K, within four days after filing your March 31, 2006 Quarterly Report on Form 10-Q. The amended Form 8-K should indicate whether there are any disagreements through that date and include a confirming auditors` letter, filed as Exhibit 16.1.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Cameron C. Hitchcock
ADESA, Inc.
March 24, 2006
Page 3

Closing

	You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.


Sincerely,



								Beverly A. Singleton
								Staff Accountant
??

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